Exhibit 99.1

SunCar Technology Group Inc. Announces the Closing of $21 Million Follow-on Offering

NEW YORK, October 30, 2023 – SunCar Technology Group Inc. (the “Company” or “SunCar”) (NASDAQ: SDA), a leading provider of digitalized enterprise automotive after-sales services and online auto insurance intermediation services in China, today announced it closed its previously announced follow-on offering of $21 million of Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $8.18 per share. The Company issued a total of 2,567,238 Ordinary Shares to certain institutional investors. As part of the transaction, the Company issued to the investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share, which Common Warrants have a term of five years from the date of issuance. The net proceeds to the Company from this offering are approximately $19 million, after deducting placement agent fees and other estimated offering expenses.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

Pryor Cashman LLP acted as counsel to the Company and ArentFox Schiff LLP acted as counsel to the placement agent in connection with the offering.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

These securities are being offered through a prospectus contained in the Company’s effective registration statement on Form F-1 (Filing No. 333-275144) which was declared effective by the Securities and Exchange Commission (the “SEC”) on October 25, 2023. A final prospectus related to the offering has been filed with the SEC and is available for free on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus forming a part of the effective registration statement.

About SunCar Technology Group Inc.

Originally founded in 2007, SunCar is transforming the customer journey for car insurance and aftermarket services in China, the largest passenger vehicle market in the world. SunCar develops and operates online platforms that seamlessly connect drivers with a wide range of automotive services and insurance coverage options through a nationwide network of provider partners. As a result, SunCar has established itself as the leader in China in the B2B automotive after-sales services market and the online insurance market for electric vehicles. The company’s multi-tenant, cloud-based platform empowers its enterprise clients to optimally access and manage their customer database and offerings, and drivers gain access to hundreds of services from tens of thousands of independent providers in a single application. For more information, please visit: https://suncartech.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

Contact Information :

SunCar:

Investor Relations: Ms. Hui Jiang

Email: IR@suncartech.com

Legal: Ms. Li Chen

Email: chenli@suncartech.com

U.S. Investor Relations

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com